

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 11, 2016

<u>Via E-Mail</u>
Mr. Leon Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

      **Re:**    **Apollo Global Management, LLC**
               **Form 10-K for the Fiscal Year Ended December 31, 2014**
               **Filed February 27, 2015**
               **File No. 001-35107**

Dear Mr. Black:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Dietrich A. King

                    Dietrich A. King
                    Assistant Director
                    Office of Financial Services